Exhibit 1

TRANSACTIONS IN SECURITIES OF THE ISSUER

The following table sets forth all transactions with respect to shares of Common Stock effected in the previous 60 days to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 19, 2025. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Reporting Person: ValueAct Master Fund

Date of Transaction	Buy/Sell	Shares Bought (Sold)	Price Per Share
12/08/2025	Buy	12,900	$78.70
12/09/2025	Buy	15,000	$80.90
12/10/2025	Buy	39,381	$80.58
12/16/2025	Buy	2,204	$80.87
12/17/2025	Buy	10,286	$80.82